UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

Room 910, Building 1, Huitong Building,

No.168, Hehua Road, Hehuayuan Street,

Furong District, Changsha City, Hunan Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Definitive Agreements

Units Private Placement

On November 5, 2021, Bit Brother Limited (the “Company”) entered into certain unit securities purchase agreement (the “Unit SPA”) with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 27,740,512 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value (“Share”) and three warrants to purchase one Share each (“Warrant”) with an initial exercise price of $1.05 per Share, at a price of $0.875 per Unit, for an aggregate purchase price of approximately $24.27 million (the “Units Offering”).

The Warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $1.05 per Share, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five and a half (5.5) years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the Unit SPA have each made customary representations, warranties and covenants, including, among other things, (a) the purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Units for the purpose of investment, (b) the absence of any undisclosed material adverse effects, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the Unit SPA.

The aggregate net proceeds to the Company from such Units Offering shall be used by the Company for working capital and general corporate purposes.

The Unit SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq’s approval of the supplemental listing application for the Units, and (b) accuracy of the parties’ representations and warranties.

The forms of the Unit SPA and the Warrant are filed as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 6-K (“Form 6-K”) and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Unit SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Units Securities Purchase Agreement
99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2021

Bit Brother Limited

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman

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